Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated May 26, 2023, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

HOME POINT CAPITAL INC.

a Delaware corporation

at

$2.33 NET PER SHARE

Pursuant to the Offer to Purchase dated May 26, 2023

by

HEISMAN MERGER SUB, INC.

a wholly owned subsidiary of

MR. COOPER GROUP INC.

Heisman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.0000000072 per share (the “Shares”), of Home Point Capital Inc., a Delaware corporation (“Home Point”), at a price of $2.33 per Share, net to the seller in cash, without interest, subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company (the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON TUESDAY, JUNE 27, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 10, 2023 (as it may be amended from time to time, the “Merger Agreement”), among Home Point, Mr. Cooper and Purchaser. The Merger Agreement provides, among other things, that, if the Offer is consummated, as soon as practicable after the consummation of the Offer (but in any event on the same date as the consummation of the Offer) and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Home Point (the

“Merger”) without a vote of the stockholders of Home Point in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Home Point continuing as the surviving corporation. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Home Point, Mr. Cooper or any of their respective direct or indirect wholly owned subsidiaries or by any person who is entitled to, and has properly exercised and perfected their demand for, statutory appraisal of his or her Shares) will be converted into the right to receive $2.33 net per Share in cash, without interest, subject to any required withholding taxes. As a result of the Merger, Home Point will cease to be a publicly traded company and will become a wholly owned subsidiary of Mr. Cooper. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase. On May 10, 2023, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Home Point (the “Principal Stockholders”) entered into a tender and support agreement with the Mr. Cooper and Home Point pursuant to which each Principal Stockholder agreed, among other things, to tender all of its Shares to Purchaser in the Offer. As of the date of the tender and support agreement, the Principal Stockholders collectively owned approximately 92% of the outstanding Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (B) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Conditions to the Offer (as defined below); and (iii) the Governmental Authority Condition to the Offer (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn at 5:00 p.m., Eastern Time, on Tuesday, June 27, 2023 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Mr. Cooper and its affiliates, represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that Home Point would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication). The “Regulatory Conditions to the Offer” require (i) that any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated, (ii) there is not in effect any voluntary agreement with a governmental authority not to consummate the Offer or the Merger, and (iii) all consents from and notices to federal and state regulators and government-sponsored enterprises required by the Merger Agreement have been obtained or made, as applicable. The “Governmental Authority Condition to the Offer” requires that no governmental authority of competent jurisdiction in any jurisdiction in which Mr. Cooper, Home Point or any of their respective affiliates have any business operations has enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.

The Board of Directors of Home Point has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Home Point and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Home Point of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Home Point tender their Shares to Purchaser pursuant to the Offer (the “Home Point Board Recommendation”).

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that (i) if, as of the then-scheduled Expiration Date, any Offer Condition (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) is not satisfied and has not been waived by Purchaser or Mr. Cooper, to the extent waivable by Purchaser or Mr. Cooper, Purchaser may, in its discretion (and without the consent of Home Point or any other person), subject to applicable law, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days, or such longer period as Purchaser, Mr. Cooper and Home Point agree, per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser must, and Mr. Cooper must cause Purchaser to, extend the Offer from time to time for: (A) any period required by any applicable law, any interpretation or position of the SEC, the staff thereof or The Nasdaq Stock Market (“Nasdaq”) applicable to the Offer; and, unless the applicable Offer Condition is waived by Purchaser or Mr. Cooper and (B) periods of up to ten (10) business days per extension, until (x) any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Merger Agreement, including the Offer, under the HSR Act and any other antitrust laws has expired or been terminated and (y) all consents from and notices to federal and state regulators and government-sponsored enterprises required by the Merger Agreement have been obtained or made, as applicable; and (iii) if, as of the scheduled Expiration Date, any Offer Condition (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) is not satisfied and has not been waived, at the request of Home Point, Purchaser must, and Mr. Cooper must cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) 5:00 p.m., New York City Time, on May 10, 2024 (the “Termination Date”).

Pursuant to its terms, the Merger Agreement may be terminated by, among other things, (i) the mutual written consent of Mr. Cooper and Home Point and (ii) by either Mr. Cooper or Home Point if the Offer Acceptance Time has not occurred on or before 5:00 p.m., New York City Time, on May 10, 2024.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Without the prior written consent of Home Point, Mr. Cooper and Purchaser are not permitted to: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer other than the Offer Conditions, (v) amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (vi) amend, modify or supplement any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date of the Offer, except as otherwise required or expressly permitted by the Merger Agreement (including, for the avoidance of doubt, in connection with an Offer Termination), or (viii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The parties to the Merger Agreement have agreed that subject to certain conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer.

Subject to the terms and conditions set forth in the Merger Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser will (and Mr. Cooper will cause Purchaser to) (i) promptly after (and in any event no later than the first business day after) the Expiration Date of the Offer, accept for payment all Shares tendered (and not validly withdrawn, as permitted under the Offer to Purchase) pursuant to the Offer (the date and time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the second (2nd) business day after) the Offer Acceptance Time pay for such Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to the Depository of its acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Mr. Cooper or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depository of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

Shares tendered pursuant to the Offer may be withdrawn at any time until the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, pursuant to Section 14(d)(5) of the Exchange Act, may also be withdrawn at any time after Tuesday, July 25, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depository at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Mr. Cooper, Purchaser, the Depository, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Home Point has provided Mr. Cooper with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Home Point and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash pursuant to the Offer or the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor Mr. Cooper will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd floor

New York, NY 10005

Stockholders may call toll free: (866) 864-7964

Banks and Brokers may call collect: (212) 269-5550

May 26, 2023